Exhibit 99.2

Press release

WiLAN Acquires Automotive Portfolio and Provides More Information on Carrier License

OTTAWA, Canada – April 10, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that a subsidiary has acquired a patent portfolio that relates to automotive diagnostic technology. Although the terms of the agreement are confidential, WiLAN can confirm that it does not consider the purchase amount to be material relative to its current cash position.

"This acquisition, our second in the automotive market, strengthens our footprint in this market,” said Jim Skippen, President & CEO. “The portfolio is an example of the broad range of technologies that are coming to WiLAN from many patent owners who are actively seeking WiLAN’s assistance in monetizing their inventions through licensing partnerships or outright acquisition by WiLAN.”

On April 2, 2014, WiLAN issued a press release announcing that a subsidiary of the Company had entered into a license agreement with a wireless carrier in the United States for patents related to wireless network management. WiLAN was restricted from revealing the name of the wireless carrier or the amount paid to WiLAN under the license. WiLAN confirms that this license is part of an exciting new licensing program launched by WiLAN in 2013. The key patents being licensed relate to security techniques used in wireless networks throughout the world. These patents are a subset of the global portfolio of patents and applications that WiLAN acquired from Siemens AG related to telecommunication network management and mobile multimedia in July 2012.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 280 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 4,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “to be” , “actively seeking” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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Press release

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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